PERFORMANT FINANCIAL CORPORATION
900 South Pine Island Road
Plantation, Florida 33324

August 20, 2024

VIA FACSIMILE AND ELECTRONIC SUBMISSION

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Performant Financial Corporation - Registration Statement – Form S-3
Registration Number: 333-281532

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Performant Financial Corporation (the “Registrant”) hereby requests that the effective date of the above-captioned registration statement on Form S‑3 (as amended, the “Registration Statement”) be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time, on August 22, 2024 or as soon thereafter as may be practicable.

Once the Registration Statement has been declared effective, please orally confirm that event with David E. Lillevand of Pillsbury Winthrop Shaw Pittman LLP, counsel to the Registrant, at (415) 983-1540.

The Registrant acknowledges that should the Securities and Exchange Commission (the “Commission”) or the Commission’s staff (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement. The Registrant also acknowledges that the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filings and the Registrant may not assert Staff comments, the comment process in general or this declaration of effectiveness by the Staff as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. The Registrant understands that the Staff will consider this request as confirmation by the Registrant of its awareness of its responsibilities under the federal securities laws as they relate to the offering of the securities covered by the Registration Statement.
Sincerely,

Performant Financial Corporation

By:	/s/ Simeon M. Kohl
Simeon M. Kohl Chief Executive Officer